File No. 82-173

03 JAN -3 AM 10:47

03003122

9 December 2002

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
**UNITED STATES OF AMERICA**

SUPPL

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited today.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

**MARIAN GIBNEY**
**Secretary and General Counsel**

**encl**

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dlw 1/23

**M.I.M. Holdings Limited**
ABN 69 009 814 019

*Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000*
*GPO Box 1433, Brisbane, Queensland, Australia, 4001*
***Telephone (07) 3833 8000*** *Facsimile (07) 3832 2426 Website www.mim.com.au*

File No. 82-173

# Information Release

9 December, 2002

## GERMAN ZINC SMELTER TRANSACTION CONCLUDED

The acquisition of the German zinc smelting business MHD by Sudamin Investment GmbH from the MIM group has been concluded.

Agreement between Sudamin and MIM on the acquisition was announced on 28 October. Sale completion accounts are being finalised and final numbers on the impact of the transaction will be advised shortly.

### About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

**For further information:**

Collin Myers
General Manager Corporate Affairs
Bus: (61 7) 3833 8285
Mobile: 0419 703 145

**M.I.M. Holdings Limited**
ABN 69 009 814 019
*Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001*
*Telephone* ***(61 7) 3833 8000*** *Facsimile (61 7) 3832 2426 Website www.mim.com.au*